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                            December 15, 2020

       Haiping Hu
       Chief Executive Officer
       Global Internet of People, Inc.
       Room 208 Building 1, No. 28 Houtun Road
       Haidian District, Beijing
       People   s Republic of China

                                                        Re: Global Internet of
People, Inc.
                                                            Amendment No. 6 to
Registration Statement on Form F-1
                                                            Filed December 7,
2020
                                                            File No. 333-233745

       Dear Mr. Hu:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 10, 2020 letter.

       Amendment No. 6 to Registration Statement on Form F-1, filed December 7, 2020

       Exhibit Index
       Exhibit 8.1
       Exhibit 8.2, page II-6

   1. It appears that you have filed "short-form" tax opinions provided by both GFE Law Office and Hunter Taubman
Fischer & Li LLC, related to Taxation in the People's Republic of
                                                        China and Taxation in
the United States, respectively. Please amend the disclosure in the
                                                        "People   s Republic of
China Taxation" and the "United States Federal Income Taxation"
                                                        sections of your filing
to clearly identify and articulate the opinion being rendered, and to clearly state that
the disclosure is the opinion of the relevant named counsel. For
 Haiping Hu
Global Internet of People, Inc.
December 15, 2020
Page 2
       guidance, see Section III.B.2. of Staff Legal Bulletin No. 19, available on our public website.
      Please contact Katherine Bagley at (202) 551-2545 or Jacqueline Kaufman at (202) 551-
3797 with any questions.



                                                             Sincerely,
FirstName LastNameHaiping Hu
                                                             Division of
Corporation Finance
Comapany NameGlobal Internet of People, Inc.
                                                             Office of Trade &
Services
December 15, 2020 Page 2
cc:       Ying Li
FirstName LastName